

December 20, 2011

Via E-mail
Gregory A. Risch
Vice President and Interim Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

      Re: **Accuride Corporation**
              Form 10-K for the year ended December 31, 2010
              Filed March 28, 2011
              File No. 001-32483

Dear Mr. Risch:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.   You combine the Predecessor and Successor periods during your discussion and analysis of operating results. However, as noted in your risk factor on page 28 and the audit opinion provided on page 67, the Successor financial statements as of December 31, 2010 and for the period February 26, 2010 through December 31, 2010 are not comparable with the prior period financial statements of the Predecessor, due to the change in basis arising from the application of fresh start accounting. In this regard, we believe it would be inappropriate to merely combine information for the pre- and post- petition periods without reflecting all relevant pro forma adjustments required by S-X Article 11. Please revise your filing accordingly.

2.   As a related matter, our comment applies to your discussion of changes in financial condition, on page 44, as well as your capital resources and liquidity discussion beginning on page 45. Please revise.

3.   Your disclosures on page 19 indicate that you use a substantial amount of raw steel and aluminum in your production process. In addition, you indicate that an increase in the price of such items could adversely affect your operating margins if you cannot recoup such cost through price increases to your customers. However, your discussion and analysis of costs of goods sold does not address your expenses directly. Therefore, it is not clear how such disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. In this regard, your disclosures should be supplemented with or, preferably, replaced by a discussion of costs on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in cost of sales. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of sales. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in cost of sales. In addition, instead of netting the impact of material variances in components of cost of sales that offset each other, they should be separately disclosed, quantified, and discussed. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes. Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level. Please note that you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

4.   With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures:

-   use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
-   refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

In particular, it appears that your disclosures should be revised to quantify the effects that changes in both price and volume had on consolidated and segment sales. Such disclosures should also discuss whether or not price increases resulted from the pass through of cost increases to your customers.

5.   Please tell us what consideration you gave to providing trend disclosures that illustrate management's conclusion regarding the impact of current key economic factors on your cost structure. For example, tell us what consideration you gave to including a discussion that details the impact that pricing pressures, in energy and/or commodity costs, had on sales and cost trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief